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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Barbeques Galore Limited

(Name of Issuer)

Ordinary Shares Represented by American Depositary Shares

(Title of Class of Securities)

067091108

(CUSIP Number)

December 20, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/____/ Rule 13d-1(b)

/ X / Rule 13d-1(c)

/____/ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98) Page 1 of 5

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CUSIP No. 067091108 13G Page 2 of 5 Pages

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1 NAME OF REPORTING PERSONS

IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anthony Chia-Hua Hsieh

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)/ /

(b)/ /

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3 SEC USE ONLY

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4 CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

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NUMBER OF 5 SOLE VOTING POWER

SHARES 177,100

BENEFICIALLY ---------------------------------------

OWNED BY 6 SHARED VOTING POWER

EACH 0

REPORTING ---------------------------------------

PERSON 7 SOLE DISPOSITIVE POWER

WITH 177,100

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8 SHARED DISPOSITIVE POWER

0

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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

177,100

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10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.9

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12 TYPE OF REPORTING PERSON (See Instructions)

IN

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CUSIP No. 067091108 13G Page 3 of 5 Pages

ITEM 1.

(a) The name of the issuer is Barbeques Galore Limited (the "Issuer").

(b) The principal executive office of the Issuer is located at 327 Chisolm Road, Auburn, New South Wales, 2144, Australia.

ITEM 2.

(a) The name of the person filing this statement is Anthony Chia-Hua Hsieh (the "Filer").

(b) The principal business office of the Filer is located at 1000 Van Ness, Suite 201, San Francisco, California 94109.

(c) See Item 4 of the Filer's cover sheet.

(d) This statement relates to Ordinary Shares of the Issuer represented by American Depositary Shares (the "Stock").

(e) The CUSIP number of the Stock is 067091108.

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CUSIP No. 067091108 13G Page 4 of 5 Pages

ITEM 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ___ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

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CUSIP No. 067091108 13G Page 5 of 5 Pages

ITEM 4. OWNERSHIP

See Items 5-9 and 11 on the Filer's cover page.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_X_/.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2001 ______________________

Anthony Chia-Hua Hsieh

ETR/5452/000/1132117